March 13, 2025

Lawrence F. Metz
President
Ranger Bermuda Topco Ltd
48 Par-La-Ville Road, Suite 1141
Hamilton HM 11, Bermuda

       Re: Ranger Bermuda Topco Ltd
           Registration Statement on Form S-4
           Filed March 10, 2025
           File No. 333-285664
Dear Lawrence F. Metz:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Tonya Aldave at 202-551-3601 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Christian Kurtz, Esq.